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EXHIBIT 99.1

INCO AND FALCONBRIDGE RECEIVE REQUEST FOR ADDITIONAL
INFORMATION UNDER U.S. HART-SCOTT RODINO ACT

TORONTO, November 18, 2005 — Inco Limited ("Inco")(TSX:N)(NYSE:N) and Falconbridge Limited ("Falconbridge")(TSX:FAL.LV)(NYSE:FAL) announced today that each has received a request for additional information, commonly referred to as a second request, from the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with Inco's pending acquisition of all of the common shares of Falconbridge Limited announced on October 11, 2005. Inco and Falconbridge have been working with the DOJ staff since shortly after the announcement of this transaction and had anticipated the issuance of the second request as part of that process given the nature and size of the pending acquisition. Inco and Falconbridge intend to continue to cooperate with the DOJ and respond promptly to this second request.

The effect of the second request is to extend the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) waiting period beyond the initial period which ended November 16, 2005 so that this period would not expire until thirty days after both parties have substantially complied with the request, unless that period is terminated sooner by the U.S. competition authorities or extended voluntarily by Inco and Falconbridge. Inco and Falconbridge have also continued to work with the competition authorities in Europe and Canada in connection with the review by these authorities of the pending acquisition.

The terms of the offer made by Inco to acquire all of the common shares of Falconbridge, pursuant to a take-over bid circular mailed to Falconbridge shareholders on October 24, 2005, include a number of conditions to be met for Inco to take-up and pay for Falconbridge common shares tendered. One of these conditions is the receipt by Inco of all necessary regulatory clearances by the December 23, 2005 date that the offer remains open for acceptance. Pursuant to the terms of the support agreement covering the pending acquisition entered into as of October 10, 2005 between Inco and Falconbridge, Inco has agreed to extend the offer if this regulatory clearance condition is not met by December 23, 2005 for such additional period as might be required to obtain such clearances, with this period not to exceed 60 days unless otherwise agreed by Inco and Falconbridge.

This news release contains forward-looking statements regarding Inco's offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the anticipated timing thereof. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as, in the case of Inco's planned acquisition of Falconbridge, the risks that it will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco's reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the companies' views as of the date of this release. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian Investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture Senior Vice-President, Communications,
Public Affairs and Investor Relations
(416) 982-7020
denis.couture@falconbridge.com

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INCO AND FALCONBRIDGE RECEIVE REQUEST FOR ADDITIONAL INFORMATION UNDER U.S. HART-SCOTT RODINO ACT